ATM Execution LLC

Statement of Financial Condition

December 31, 2018

(SEC I.D. No. 8-65509)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ATM Execution LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Simmons **646-562-1803**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *of individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, James Simmons, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATM Execution LLC, as of December 31st, 2018, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James Simmons
Chief Financial Officer

Notary Public

KEITH GOLDEN
NOTARY PUBLIC
NO. 02GO6074892
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
05/27/2022
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATM Execution LLC
Index
December 31, 2018



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member of
ATM Execution LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ATM Execution LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

February 28, 2019

ATM Execution LLC
Statement of Financial Condition
December 31, 2018

(in thousands)

Assets

Cash	$	3,001
Receivables from brokers and dealers		1,012
Deferred tax assets		12,973
Due from related party		1,692
Total assets	$	18,678

Liabilities and Member's Equity

Liabilities

Payables to brokers and dealers	$	87
Due to related party		72
Accounts payables, accrued expenses and other liabilities		463
Total liabilities		622
Member's equity		18,056
Total liabilities and member's equity	$	18,678

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Description of Business**

ATM Execution LLC (the "Company" or "ATM") is a registered broker-dealer and Financial Industry
Regulatory Authority ("FINRA") member firm. The Company, a New York single member limited
liability company is a wholly owned subsidiary of Cowen Structured Holdings Inc. ("CSHIC"), which
is a wholly owned indirect subsidiary of Cowen Inc. ("CI" or "Ultimate Parent"). The Company is an
introducing broker-dealer that uses algorithmic trading proprietary software owned by Algorithmic
Trading Management, LLC ("AGLL"), an affiliate, to assist in the execution of trades for its
customers.

The Company clears its securities transactions through an affiliated broker-dealer on a fully
disclosed basis and does not carry customer funds or securities. The Company is a registered
broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE
and other principal exchanges.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally
accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting
Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of
authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the accompanying financial statements in conformity with US GAAP requires
management of the Company to make estimates and assumptions that affect the reported amounts
of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying
financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit at Bank of America.

Fair Value of Financial Instruments
All the Company's financial instruments are carried at fair value or amounts approximating fair value.

Due to/from Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees
of the Company or other affiliates of the Company. These amounts settle in the ordinary course of
business. Such amounts are included in due from related party and due to related party on the
statement of financial condition.

Receivables from and Payables to Brokers and Dealers
Receivables from and payables to brokers and dealers primarily include outstanding commissions
receivable and rebates related to the execution of customer trades.

Accounts Payables, Accrued Expenses and Other Liabilities
Accounts payable, accrued expenses and other liabilities primarily consists of accrued execution and
technology expenses and other miscellaneous liabilities.

Contingencies
In accordance with US GAAP, the Company establishes reserves for contingencies when the Company
believes that it is probable that a loss has been incurred and the amount of loss can be reasonably

estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote. At December 31, 2018, the Company did not have a reserve for contingencies.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3	Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

Income Taxes

The Company, a wholly owned subsidiary of CSHIC, is included in the consolidated federal and combined state and local tax return filed by CI. The Company has a tax sharing agreement with CI whereby ATM records income tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by ATM to the extent utilized in CI's consolidated tax return.

ATM considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 5, "Income Taxes" for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans.

Recently Issued Accounting Pronouncements
In August 2018, as part of its disclosure framework project, the FASB amended the disclosure requirements for fair value measurement. The amendments update and eliminate various disclosure requirements that improve the overall usefulness of the disclosure requirement for financial statement users and reduce costs by eliminating disclosures that may not be useful. The guidance is effective for business entities for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Since the guidance only relates to disclosure requirements, the Company does not expect this guidance to have a material impact on its statement of financial condition.

3. **Receivables from and Payables to Brokers and Dealers**

Receivables from and payables to brokers and dealers primarily include outstanding commissions and rebates related to execution of customer trades.

Amounts receivable from and payable to brokers and dealers at December 31, 2018 are assessed for collectability when outstanding over 180 days. Amounts receivable from and payable to brokers and dealers at December 31, 2018 consist of the following:

(in thousands)	Receivable		Payable	
Commissions and fees	$	494	$	—
Liquidity fees		518		87
	$	1,012	$	87

4. **Deferred Cash Awards and Share-Based Compensation**

After June 30, 2018, all the employees of the Company were transferred to Cowen and Company, LLC ("Cowenco").

Share-Based Compensation
The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units and other equity based awards to the Company's employees and directors. Stock options granted vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. Awards are subject to the risk of forfeiture. As of December 31, 2018, there were no shares available for future issuance under the Equity Plans.

Restricted Shares and Restricted Stock Units Granted to Employees

The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2018:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Beginning balances as of December 31, 2017	9,750	$ 15.55
Granted	—	—
Vested	(1,373)	15.59
Transfers	(8,377)	15.54
Forfeited	—	—
Ending balances as of December 31, 2018	—	$ —

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant.

5. **Income Taxes**

For the year ended December 31, 2018, the effective tax rate of 322% differs from the statutory rate of 21% primarily due to state and local taxes as well as the impact of the settlement with the Member pursuant to the tax sharing agreement.

Deferred tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. A valuation allowance is recorded to the extent deferred tax assets are not more likely than not to be utilized in the future.

Deferred tax assets, net of deferred tax liabilities, are reported on the statement of financial condition.

During 2018, the Company's net deferred tax assets decreased by $4.7 million. The Company recorded no valuation allowance against its deferred tax assets as of December 31, 2018.

The Company's ultimate Parent, CI, is open to examination for the IRS and state and local tax authorities where the Company has significant operations, including New York State and City, for tax years 2015 through 2017. The Company is currently not under audit. The Company does not have any uncertain tax positions recorded for the year ended as of December 31, 2018.

6. **Commitments and Contingencies**

Litigation

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, collectively referred to as the Company and Related Parties) can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

7. **Regulatory Reporting**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $0.3 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2018, the Company had net capital of approximately $3.1 million, which was approximately $2.8 million in excess of its minimum net capital requirement.

Since the Company claims an exemption under SEC Rule 15c3-3(k)(2)(ii), it is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker-dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to SEC Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

8. **Transactions with Related Parties**

The Company entered into a service level agreement with an affiliate, Cowen Services Company, LLC ("CSC") where CSC provides certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement. Indirect expenses are based on time, usage and headcount. At December 31, 2018, the Company has a $1.7 million receivable from CSC which is included in due from related party on the statement of financial condition.

9. **Off-Balance-Sheet Arrangements and Credit Risks**

The Company does not have material off-balance sheet arrangements as of December 31, 2018. However, through indemnification provisions in its clearing agreement with CES, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse CES, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company clears all of its securities transactions through CES on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and CES, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades cleared through CES, the Company believes that an estimable loss cannot be assigned. Accordingly, at December 31, 2018, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally two business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

10. **Subsequent Events**

The Company has evaluated events through February 28, 2019 and has determined that there were subsequent events requiring adjustment or disclosure to the financial statements.